Vital Signs, Inc.

20 Campus Road

Totowa, New Jersey 07512

March 23, 2006

Ms. Michele Gohlke

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Vital Signs, Inc.
Form 10-K for the fiscal year ended September 30, 2005
Form 10-K/A for the fiscal year ended September 30, 2005
Form 10-Q for the fiscal quarter ended December 31, 2005
File No. 000-18793

Dear Ms. Gohlke:

Vital Signs, Inc. (the “Vital Signs” or the “Company”) is in receipt of your letter to the Company dated March 1, 2006. Pursuant to our counsel’s conversation with Tom Dyer of the SEC’s Staff on March 6, 2006, we previously advised the Staff that we would seek to respond by March 24, 2006.

The Company has set forth below the Company’s responses to the Staff’s comments. In each instance, we have set forth the SEC comment verbatim, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended September 30, 2005

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies and Principal Business Activities, page F-6

Accounts Receivable, page F-6

SEC Comment #1.      It appears from your disclosure that you recognize revenue on the sale of product sales to domestic distributors when title transfers which is when the goods are delivered to the distributor. In addition, we note that you record an estimate for rebates on the sales to distributors when shipment is made to the end user. Please clarify and revise as necessary in future filings that an allowance for rebates is recorded when the respective sales are made to the distributors.

Company Response:                In future filings, Vital Signs will clarify the footnote to read as follows, “For product sales, revenue net of allowances for rebates and sales allowances,

is recognized when title passes upon shipment to the customer, (except for certain domestic distributors where revenue, net of calculated allowances for rebates and sales allowances, is recognized upon delivery of goods to that customer). The Company estimates and records the applicable rebates that have been or are expected to be granted (and records an allowance for rebates) for all revenue recognized for products sold during the period.

Revenue Recognition, page F-6

SEC Comment #2.     We note in fiscal year 2005 you revised the methodology used to estimate rebate claims to distributors by utilizing current period rebate data to estimate rebate percentage, by distributor and product, and applying such percentage to the current period sales by distributor and product. In this regard, tell us and revise in future filings to clearly describe in detail the methodology used to (i) estimate the amount of the rebate that has not yet been taken by the distributor through the reduction of a payment and (ii) an estimate of the amount of future rebates due on any inventory that distributors are holding at the end of each period.

Company Response: To ensure that an estimate is made for (i) rebates that have not yet been taken by the distributor through the reduction of a payment and (ii) the amount of future rebates due on any inventory that distributors are holding at the end of each period, the revised methodology applies the estimated rebate per product, per distributor, to all distributor revenue recognized within the period. Associating a rebate to all inventory shipped to a distributor when a sale is recorded ensures that we have accounted for any rebates that may be due on any inventory the distributor would be holding and which the distributor may take in the future.

We will include in future filings the statement made in response to Comment number 1, “For product sales, revenue, net of allowances for rebates and sales allowances, is recognized when title passes upon shipment to the customer, (except for certain domestic distributors where revenue, net of calculated allowances for rebates and sales allowances, is recognized upon delivery of goods to that customer). The Company estimates and records the applicable rebates that have been or are expected to be granted or made (and records an allowance for rebates) for all revenue recognized for products sold during the period.

SEC Comment #3.     Tell us how you concluded that the revised methodology used in fiscal year 2005 was preferable to developing the estimate based on information received by the distributors and your estimate of distributor inventories held at the end of the period. Also, tell us how the revised methodology differs from the methodology used by you prior to fiscal year 2003 that utilized a historical moving average calculation (comparing rebates to sales to distributors). Please be detailed in your response.

Company Response: The revised methodology used in fiscal 2005 is preferable over the 2003 method for the following reason. The amount of rebate is product specific. During 2005, the Company developed a system to estimate the rebate for each product shipped to a distributor at the time of shipment using product specific historical information. As this information was not previously available, rebates on the 2003 method were estimated by determining the percentage of actual rebates claimed to total sales and applying this percentage to current sales. Changes in product mix could therefore affect the estimate.

The revised methodology used in fiscal year 2005 was preferable to the preceding method because the preceding method included an estimate by the Company of the amount of future rebates due on any inventory that the distributors were holding at the end of each period. This required the Company to estimate inventory levels at the distributors for each reporting period. The Company’s current product specific method provides greater detail and is preferable.

SEC Comment #4.      Tell us and clarify in future filings what specific procedures were performed by management to conclude that there was no material difference between the revised methodology use in fiscal year 2005 and its previous method that was used. Please be detailed in your response.

Company Response: In order to determine that there was no material difference between the revised 2005 methodology and the prior methodology, the Company estimated the rebate amount for the prior four quarters using the new methodology and determined that the difference was not material.

Note 13. Contingent Liabilities, page F-14

SEC Comment #5.     We note that you have recorded a reserve related to the litigation in connection with your purchase of Vital Pharma in an amount not exceeding plaintiff’s claim. We note that the plaintiffs initially claimed damages in the pre-interest amount of approximately $8 million, and determined that the final calculation of their damages could be in excess of $14 million. Paragraph 10 of SFAS 5 states that if an exposure to loss exists in excess of the amount accrued pursuant to the provision of paragraph 8 of SFAS 5, disclosure should be made of an estimate of the possible range of loss or state that such an estimate cannot be made. Tell us how you determined the amount of liability to record in connection with these proceedings, and revise in future filings to provide an estimate of the possible range of loss or tell us why you believe such disclosure is not required.

Company Response: In addressing the appropriate reserve for litigation matters the Company reviews the potential exposures and the likelihood that a plaintiff may prevail on the merits of their claim. This analysis is repeated as necessary during the course of the litigation for the appropriate filings. In the matter discussed in the Staff’s Comment #5, the Company engaged in just such an analysis. The reserve established for the litigation was determined in consultation with outside counsel by assessing the facts of the case against the appropriate legal standard. The Company believes that the true range of exposure is significantly less than the amount sought by the plaintiffs.

The Company has been advised that the arbitrator will rule on this matter within the next two weeks. Thus, this issue will likely be moot before the Company files its Quarterly Report on Form 10-Q for the quarter ending March 31, 2006. The Company will reassess this disclosure in light of the Staff’s comment in the event that the arbitrator does not rule in advance of the Company’s next 10-Q filing. The Company believes that the reserve established for the litigation is reasonable.

Form 10-Q for the fiscal Quarter Ended December 31, 2005

Notes to Consolidated Financial Statements (Unaudited)

General

SEC Comment #6.   Revise, starting with your next Form 10-Q, to include disclosure of significant contingencies that are expected to affect the fairness of presentation of financial data unless the contingencies have been removed, resolved, or have otherwise become immaterial. Please refer to the guidance in paragraph 22 of APB 28.

Company Response: The Company confirms that starting with its next Form 10-Q, it will disclose significant contingencies, if any, that are expected to affect the fairness of presentation of financial data unless the contingencies have been removed, resolved, or have otherwise become immaterial.

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please feel free to contact the undersigned at 973-790-1330, ext. 367, or our counsel, Peter Ehrenberg, at 973-597-2350.

Very truly yours,
VITAL SIGNS, INC.
By:	/s/ William Craig
William Craig
Chief Financial Officer

cc:	Tom Dyer, Staff Accountant
Martin James, Senior Assistant Chief Accountant
Peter H. Ehrenberg